BLUE CHIP INVESTOR FUND

CAPITALIZING ON THE PROFITABILITY OF BLUE CHIP STOCKS

Performance

	Average Annual Total Returns (%) As of 12/31/2012			
	1 Year	3 Year	5 Year	10 Year
Blue Chip Investor Fund	17.36%	9.62%	0.77%	5.43%

Average annual total returns include changes in share price and reinvestment of dividends and capital gains. The inception date of the Blue Chip Investor Fund was January 1, 2002.

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-877-59-Funds.

Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling the transfer agent at 1-877-59-Funds. The prospectus should be read carefully before investing.

Blue Chip Investor Fund

CAPITALIZING ON THE PROFITABILITY OF BLUE CHIP STOCKS

Holdings (As of December 31, 2012)

Quantity	Description	Ticker	Cusip	Current	Percent
40.000	BERKSHIRE HATHAWAY, INC. CLASS A	BRKA	084670108	$5,362,400.00	32.32%
25,000.000	AFLAC, INC.	AFL	001055102	1,328,000.00	8.00%
16,000.000	ABBOTT LABORATORIES	ABT	002824100	1,048,000.00	6.32%
30,000.000	WELLS FARGO & CO.	WFC	949746101	1,025,400.00	6.18%
14,800.000	WALMART STORES, INC.	WMT	931142103	1,009,804.00	6.09%
10,000.000	FISERV, INC.	FISV	337738108	790,300.00	4.76%
4,000.000	INTL BUSINESS MACHINES INC.	IBM	459200101	766,200.00	4.62%
10,000.000	JOHNSON & JOHNSON	JNJ	478160104	701,000.00	4.23%
13,000.000	OMNICOM GROUP, INC.	OMC	681919106	649,480.00	3.91%
15,000.000	MEDTRONIC INC.	MDT	585055106	615,300.00	3.71%
23,000.000	MICROSOFT CORP.	MSFT	594918104	614,323.10	3.71%
7,500.000	BECTON DICKINSON & CO.	BDX	075887109	586,425.00	3.53%
15,000.000	ORACLE CORP.	ORCL	68389X105	499,800.00	3.01%
6,000.000	ACCENTURE LTD.	ACN	G1151C101	399,000.00	2.40%
4,000.000	MINNESOTA MINING & MANUF. CO.	MMM	88579Y101	371,400.00	2.24%
6,000.000	STRYKER CORP	SYK	863667101	328,920.00	1.98%
199,340.000				$16,095,752.10	97.01%
	Cash & Miscellaneous			495,537.25	2.99%
	Net Assets			$16,591,289.35	100.00%